

May 31, 2013

<u>Via Secure E-mail</u>
W. Keith Maxwell III
Chief Executive Officer
Marlin Midstream Partners, LP
2105 CityWest Boulevard
Suite 100
Houston, Texas 77042

> **Re: Marlin Midstream Partners, LP**
> **Draft Registration Statement on Form S-1**
> **Submitted May 3, 2013**
> **CIK No. 0001575599**

Dear Mr. Maxwell:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary, page 1

Our Fee-Based Commercial Agreements, page 4

3. Please tell us your consideration of quantifying the minimum volume commitments for the Anadarko Panola County Agreements I and II here and in the table at the bottom of page 113.

Summary Historical and Unaudited Pro Form Financial and Operating Data, page 14

4. We note that the summary historical financial information presented in the tables is not presented in the same chronological order as presented in your audited financial statements. We also note that historical financial information presented in tabular form in Selected Historical and Unaudited Pro Forma Financial and Operating Data and throughout Management's Discussion and Analysis of Financial Condition and Results of Operations is not presented in the same chronological order as presented in your audited financial statements. Please revise so that the financial statements and other data presented in tabular form reads consistently from left to right throughout the filing. Please refer to ASC 205-10-S99-9.

Risk Factors, page 19

Risks Inherent in an Investment in Us, page 39

5. To the extent material, please add a risk factor to discuss the potential depression of your trading price as a result of future sales of your common units or the perception that such sales may occur. Please include in this discussion your common units that may be transferred upon expiration of the lock-up agreements.

Our Cash Distribution Policy and Restrictions on Distributions, page 56

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014, page 62

6. In the financial statements presented on page 63, please include line item disclosure for revenues and expenses attributable to affiliates, as you have done on pages 15, 88, F-5 and F-15.

Assumptions and Considerations, page 64

Total Revenues and Gross Margin, page 65
Gathering, Processing and Other Revenue, page 65

7. Please tell us your consideration of disclosing the increase or decrease in volume related to your agreements with AES and the impact of changes in prices and assignment of your remaining keep-whole and other commodity-based gathering and processing agreements with third party customers in your discussion of volumes related to affiliates.

8. Reference is made to your discussion of third party volumes in the bullet point on page 66. Please tell us your consideration of disclosing third party minimum volume commitments for the twelve months ending June 30, 2014 compared to the year ended December 31, 2012 and the percentage of forecasted volumes for which you have no commitment in your discussion of volumes related to third parties.

Cost of Revenues, page 67

9. Please tell us your consideration of disclosing purchase volume and the cost of replacement gas for the year ended December 31, 2012 and the transportation volume projected for the year ending June 30, 2014.

Total Operating Expenses Excluding Cost of Revenues, page 68

Operation and Maintenance Expense – Gathering and Processing, page 68

10. Please tell us why you anticipate operation and maintenance expense for your gathering and processing activities for the twelve months ending June 30, 2014 will be consistent with the pro forma expense for the twelve months ended December 31, 2012 considering the assumed increase in volumes for the twelve months ending June 30, 2014. Please also tell us your consideration of adding disclosure that explains in more detail the fixed and variable nature of expenses flowing through this line item.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 90

Liquidity and Capital Resources, page 100

11. To the extent known before the registration statement's effectiveness, please disclose the material terms of your new revolving credit facility. Also, if available before the registration statement's effectiveness, please also file the new revolving credit facility as an exhibit to the registration statement.

Management, page 134

12. When known, please disclose the names of your general partner's independent directors. See Item 407(a) of Regulation S-K.

Compensation Discussion and Analysis, page 136

Narrative Disclosure to Summary Compensation Table, page 137

13. We note the statement that you "did not pay or accrue any amounts of compensation for the services of Messrs. Maxwell or Jones for 2012." Please tell us whether NuDevco or its affiliates, other than you, compensated Messrs. Maxwell or Jones for services they rendered to you in 2012.

Certain Relationships and Related Party Transactions, page 142

Agreements with Affiliates, page 144

14. We note the statement in "—Procedures for Review, Approval and Ratification of Related-Person Transactions" that the agreements described in this section will not be reviewed under the policy that will be adopted in connection with the closing of the offering. Please disclose whether any policies and procedures are applicable for the review, approval or ratification of the agreements described in this section. If not, then please disclose the basis for your belief that the terms of your initial agreements with NuDevco will be generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services.

Conflicts of Interest and Fiduciary Duties, page 147

Conflicts of Interest, page 147

15. We note the disclosure in the third paragraph that your general partner will not be in breach of its obligations under your partnership agreement or its duties to you or your unitholders if the resolution of the conflict is approved by the conflicts committee. Please disclose to clarify, if correct, that, notwithstanding approval of a conflict of interest by the conflicts committee, your unitholders may still bring an action against your general partner for breach of its obligations under your partnership agreement or of its duties to your or your unitholders. In this disclosure, please clarify which party has the burden of proof. Please provide similar disclosure, or include a cross-reference to the disclosure in this section, in the second paragraph of "Management."

<u>Underwriting, page 192</u>

<u>No Sales of Similar Securities, page 193</u>

16. Please disclose the "certain limited exceptions" pursuant to which the lock-up agreements may not apply.

<u>Index to Financial Statements, page F-1</u>

17. Please update the filing to include unaudited pro forma condensed combined financial statements and unaudited combined financial statements for the interim period ended March 31, 2013. Please refer to Rules 8-05 and 8-08 of Regulation S-X. Please similarly update financial information, including management's discussion and analysis of financial condition and results of operations, presented throughout the filing.

<u>Marlin Midstream Partners, L.P. Unaudited Pro Forma Condensed Combined Financial Statements, page F-2</u>

<u>Note 2. Pro Forma Net Income Per Unit, page F-9</u>

18. Please disclose the amount of pro forma net income allocated to common units, subordinated common units and general partner units for purposes of computing net income per unit.

<u>Marlin Midstream, Partners, LP Historical Combined Financial Statements, page F-13</u>

<u>Combined Statements of Operations and Comprehensive Income (Loss) For the Years Ended December 31, 2012 and 2011</u>

19. Please tell us your consideration of stating separately cost of revenues and cost of revenues – affiliates for each revenue line item presented. Refer to Rule 5-03(b)(2) of Regulation S-X.

<u>Item 17. Undertakings, page II-3</u>

20. Please include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Adam Phippen at (202) 551-3336 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Terry Jones
        Marlin Midstream Partners, LP

        Brett Braden
        Latham & Watkins LLP